UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Santiago, October 10, 2014

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins N° 1449

Santiago

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY NO.	:	00124 on August 26, 1982.

Taxpayer ID Number	:	91,144,000-8

Dear Sir:

In accordance with articles 9 and 10-2 of Law 18,045 and section II of General Character Standard No. 30 from the Superintendency of Securities and Insurance, as I was duly authorized by the Board of Directors for these purposes, I hereby report the following material event regarding Embotelladora Andina S.A. (the “Company”), its business dealings, its publicly-offered securities and offerings of those securities:

On September 29, 2014, Law 20,780 was published in the Official Gazette. This law introduced several amendments to the current income tax system. These amendments include a progressive increase in the corporate income tax rates, which will reach 27% in 2017 for companies choosing the Semi-Integrated System.

Based on currently available information, the Company assumes that it will apply the aforementioned Semi-Integrated System since no extraordinary shareholders’ meeting has been held to choose the Attributed Income System. The resulting increase in net consolidated deferred tax liabilities will generate a charge to income of approximately Ch$23,000 million, which will in turn impact the Company’s Net Distributable Profit.

This one-off charge will be reflected in the financial statements as of September 30, 2014, and will not affect the Company’s cash flows.

Jaime Cohen Arancibia

Corporate General Counsel

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Jaime Cohen

Name: Jaime Cohen

Title: Chief Legal Officer

Santiago, October 10, 2014